                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934



                                  PhyCor, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    71940F10
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                               Patrick T. Hackett
                         E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  June 15, 1999
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 71940F10                                            Page 2 of 31 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Equity Partners, L.P.               I.D. #13-3986317
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                7,255,135
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                7,255,135
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,597,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.96%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 71940F10                                            Page 3 of 31 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus & Co.                               I.D. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                7,597,000
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                7,597,000
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,597,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.96%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 71940F10                                            Page 4 of 31 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            E.M. Warburg, Pincus & Co., LLC                     I.D. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                7,597,000
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                7,597,000
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           7,597,000
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES* [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.96%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 71940F10                                            Page 5 of 31 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Netherlands Equity Partners I, C.V.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            The Netherlands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                227,910
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                227,910
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,597,000
----------- --------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.96%
----------- --------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE,RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 71940F10                                            Page 6 of 31 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Netherlands Equity Partners II, C.V.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            The Netherlands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                151,940
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                151,940
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,597,000
----------- --------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.96%
----------- --------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 71940F10                                            Page 7 of 31 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Netherlands Equity Partners III, C.V.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            The Netherlands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                37,985
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                37,985
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,597,000
----------- --------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.96%
----------- --------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 4 amends the Schedule 13D filed on December 28, 1998 (the "Initial Filing"), as amended by Amendment No. 1 to the Schedule 13D filed on January 4, 1999, Amendment No. 2 to the Schedule 13D filed on January 13, 1999 and Amendment No. 3 to the Schedule 13D filed on March 8, 1999 (collectively with the Initial Filing, the "Schedule 13D"), on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW"). In addition, Warburg, Pincus Netherlands Equity Partners I, C.V. ("WPNEPI"), Warburg, Pincus Netherlands Equity Partners II, C.V. ("WPNEPII") and Warburg, Pincus Netherlands Equity Partners III, C.V. ("WPNEPIII" and, together with WPNEPI, WPNEPII and WPEP, the "Investors") are included as Reporting Entities in this Amendment No. 4.

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Initial Filing.

     Item 2
     ------

     Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

     (a) This statement is filed by WPEP, WP, EMW, WPNEPI, WPNEPII and WPNEPIII (collectively, the "Reporting Entities"). The Reporting Entities are deemed to be a group within the meaning of


                               Page 8 of 31 Pages

Rule 13d-5. The sole general partner of each of the Investors is WP. EMW manages each of the Investors. Lionel I. Pincus is the managing partner of WP and the managing member of EMW and may be deemed to control both WP and EMW. WP has a 20% interest in the profits of each of the Investors as the general partner. The general partners of WP and the members of EMW are described in Schedule I hereto.

     (b) The address of the principal business and principal office of each of the Reporting Entities is 466 Lexington Avenue, New York, New York 10017.

     (c) The principal business of each of the Investors is that of a partnership engaged in making venture capital and related investments. The principal business of WP is acting as general partner of each of the Investors, Warburg, Pincus Ventures International, L.P., Warburg, Pincus Ventures, L.P., Warburg Pincus Investors, L.P. and Warburg, Pincus Capital Company, L.P. The principal business of EMW is acting as manager of each of the Investors, Warburg, Pincus Ventures International, L.P., Warburg, Pincus Ventures, L.P., Warburg, Pincus Investors, L.P. and Warburg, Pincus Capital Company, L.P.

     (d) None of the Reporting Entities, nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Entities nor, to the best of their knowledge, any of the directors, executive officers, general


                               Page 9 of 31 Pages
partners or members referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Except for WPNEPI, WPNEPII, WPNEPIII, which are organized under the laws of The Netherlands, and except as otherwise indicated on Schedule I hereto, each of the individuals referred to in paragraph (a) above is a United States citizen.

     Item 3
     ------

     Item 3 of the Schedule 13D is hereby amended by adding the following:

     The total amount of funds required by the Investors to purchase the Notes (as defined in Item 4) will be $127,500,000, and will be furnished from the working capital of the Investors.

     Item 4
     ------

     Item 4 is hereby amended and restated in its entirety to read as follows:

     The purchases by the Investors of Common Stock were effected because of the Reporting Entities' belief that the Company represented, and that the Company continues to represent, an attractive investment. WP has followed the Company and the


                               Page 10 of 31 Pages
industry for many years. WP views the investment as attractive based on the Company's business prospects and strategy, and is very supportive of the management team and its ability to execute this strategy. The Company and WP have had discussions concerning a significant investment by WP in the Company, including a possible acquisition of the Company by the Investors. These discussions resulted in the Purchase Agreement (as defined below). Subject to the terms of the Standstill (as defined below) and depending on prevailing market, economic and other conditions, the Reporting Entities may from time to time engage in discussions with the Company concerning further acquisitions of shares of the Company or further investments by them in the Company. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time not to increase, or to decrease (subject to the restrictions contained in the Purchase Agreement), the size of their investment in the Company.

                        AGREEMENT TO PURCHASE ZERO COUPON
                         CONVERTIBLE SUBORDINATED NOTES

     On June 15, 1999, the Investors and WP entered into a Securities Purchase Agreement with the Company (the "Purchase Agreement") pursuant to which the Company agreed to issue and sell


                               Page 11 of 31 Pages
and the Investors agreed to purchase Zero Coupon Convertible Subordinated Notes due 2014 (the "Notes") in the total principal amount at maturity of $404,451,562.

     The purchase of the Notes is subject to the satisfaction or waiver of certain conditions, including certain regulatory approvals.

     The Investors may convert the Notes into shares of Common Stock, no par value per share, of the Company (the "Common Stock") at any time on or before the final maturity date of the Notes at an initial conversion price of $8.375 per share, subject to certain anti-dilution adjustments. If the Notes were outstanding on the date of this filing, the Notes would be convertible into 15,223,961 shares of the Common Stock.

     Standstill Agreement. Under the Purchase Agreement, each of the Investors and WP have agreed that, for a period of five years from June 15, 1999, WP, the Investors and any entity controlled by the Investors or WP, or others with whom WP is acting in concert, will not take any of the following action without the prior written consent of the Company's Board of Directors (the "Standstill"):

     (1) acquire or agree to acquire, publicly offer, or make any public proposal with respect to the possible acquisition of (A) beneficial ownership of any securities of the Company in excess the sum of (i) the


                               Page 12 of 31 Pages
     number of shares of Common Stock beneficially owned by the Investors as of the date of the Purchase Agreement (before giving effect to the transactions contemplated thereby), (ii) the number of shares of Common Stock issuable from time to time upon conversion of the Notes and (iii) Permitted Acquisitions (as defined under the subheading "Permitted Acquisitions" below), (B) any Company business or any substantial part of the Company's assets, or any subsidiary or division thereof or successor to the Company, or (C) any rights or options to acquire any of the foregoing from any person;

     (2) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" to vote or seek to advise or influence any person or entity with respect to the voting of any voting securities of the Company;

     (3) make any public announcement with respect to any transaction or proposed or contemplated transaction between the Company or any of its security holders and the Investors or WP, including, without limitation, any tender or exchange offer, merger or other business combination or acquisition of a material portion of the assets of the Company;


                               Page 13 of 31 Pages

     (4) publicly propose or publicly disclose an intent to propose any form of business combination, acquisition, restructuring, recapitalization or other similar transaction relating to the Company;

     (5) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to the Company in connection with any of matters referred to in clauses (1)-(4) above;

     (6) publicly disclose any intention, plan or arrangement inconsistent with the foregoing;

     (7) publicly request the Company, directly or indirectly, to amend or waive any provisions of this paragraph's provisions; or

     (8) take any action which would be reasonably likely to require the Company to make a public announcement regarding a possible transaction involving the Company.


                               Page 14 of 31 Pages

     Permitted Acquisitions. Under the Purchase Agreement, the Company has agreed to permit the Investors to make acquisitions of its Common Stock ("Permitted Acquisitions") provided that (i) the Permitted Acquisitions are made no later than six (6) months after the closing date under the Purchase Agreement, (ii) the aggregate consideration for such Permitted Acquisitions does not exceed $72,500,000 (excluding transaction costs and expenses and brokerage commissions) and (iii) the Permitted Acquisitions do not exceed 15,000,000 shares of Common Stock (subject to appropriate adjustment for any stock split or similar event). The Investors currently intend to make the Permitted Acquisitions in open-market purchases or otherwise. The actual timing and amount of such purchases will depend on the receipt of all required regulatory approvals and prevailing market conditions at the time of such purchases.

     Restrictions on Transfer; Right of First Refusal. Under the Purchase Agreement, the Investors have agreed not to sell, transfer or otherwise dispose of ("Transfer") any of the Notes or the shares of Common Stock issuable upon conversion of the Notes (the "Securities") owned by them unless the Investors first make an offer to sell such Securities to the Company and such offer is not accepted by the Company.

     Notwithstanding the foregoing, the Investors may Transfer Securities (i) after the seventh anniversary of the issuance of the Notes, (ii) to their affiliates, (iii) in pro rata distributions to their partners, (iv) in underwritten sales


                               Page 15 of 31 Pages
made pursuant to effective registrations under the Securities Act of 1933, as amended (the "Securities Act") (v) pursuant to Rule 144 under the Securities Act, (vi) pursuant to a merger, consolidation or similar transaction approved by the Board of Directors, or (vii) to any person if, after giving effect to such Transfer, such person would not own beneficially more than 5% of the outstanding Common Stock.

     Board Representation. Pursuant to the Purchase Agreement, the Company has agreed to cause two directors designated by the Investors to be elected to the Board of Directors of the Company on the closing date. For so long as the Notes are outstanding and owned by one or more of the Investors, the Company will nominate and use its best efforts to elect and to cause to remain as directors on the Board of Directors two individuals designated by the Investors. In addition, for so long as the Investors, individually or in the aggregate, own beneficially at least 12.5% of the outstanding shares of Common Stock, the Company will nominate and use its best efforts to elect and to cause to remain as directors on the Board of Directors at least one individual designated by the Investors. In the event the Investors, individually or in the aggregate, own beneficially more than 10% but less than 12.5% of the outstanding shares of Common Stock, the Investors shall only be entitled to designate a director if they own, individually or in the aggregate, own at least 50% of the shares of Common Stock beneficially owned by them on the date six months following the issuance of the Notes. The nominees for directors must be


                               Page 16 of 31 Pages
certain individuals previously approved by the Company or other individuals who are reasonably acceptable to the Company.

     Takeover Statutes and Defenses. The Purchase Agreement provides that if any corporate takeover provision under the laws of Tennessee (other than any health maintenance organization or insurance change of control statute) becomes applicable to the transactions under the Purchase Agreement, the Company will grant such approvals and take such actions as are necessary so that the transactions contemplated by the Purchase Agreement may be consummated as promptly as practicable on the terms contemplated by the Purchase Agreement and that the Company will act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated by the Purchase Agreement.

     The Purchase Agreement also provides that if any of the transactions contemplated by it would otherwise trigger the Company's shareholder rights plan, the Company will promptly cause the shareholder rights plan to be amended so that the transactions contemplated by the Purchase Agreement do not trigger the shareholder rights plan.

     The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, a copy of which is set forth as
Exhibit 3 and is incorporated herein by reference.


                               Page 17 of 31 Pages

     Except as set forth above, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above.


                               Page 18 of 31 Pages

     Item 5
     ------

     Paragraph (a) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

     As of June 17, 1999, the Reporting Entities beneficially owned 7,597,000 shares of Common Stock. In addition, 101,387 shares of Common Stock are held by advisory accounts managed on a discretionary basis by Warburg Pincus Asset Management, Inc. ("WPAM"), which is controlled by WP. WP has entered into an agreement for the sale of WPAM that is expected to close in July 1999.

     By reason of their respective relationships with Investors, each of the Reporting Entities may be deemed under Rule 13d-3 under the Exchange Act to own beneficially all of the shares of Common Stock which each of the Investors beneficially owns. As of June 17, 1999, 7,597,000 shares of Common Stock represented approximately 9.96% of the outstanding shares of Common Stock, based on the 76,292,550 shares of Common Stock outstanding as of June 10, 1999, as represented by the Company to the Investors in the Purchase Agreement. Upon the acquisition of the Notes in accordance with the terms of the Purchase Agreement, the Reporting Entities will beneficially own 22,820,961 shares of Common Stock, which will represent approximately 24.94% of the shares of Common Stock outstanding.

     Paragraph (b) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:


                               Page 19 of 31 Pages

     WPEP has sole power to dispose of and vote 7,255,135 shares of Common Stock; WPNEPI has sole power to dispose of and vote 227,910 shares of Common Stock; WPNEPII has sole power to dispose and vote 151,940 shares of Common Stock and WPNEPIII has sole power to dispose of and vote 37,985 shares of Common Stock. As general partner of each of the Investors, WP has sole power to dispose of and vote all of the shares beneficially owned by them, and as the manager of each of the Investors, EMW may be deemed to have sole power to dispose of and vote all of the shares beneficially owned by them. As controlling shareholder of WPAM, WP has the power to dispose of and vote the 101,387 shares of Common Stock held by WPAM.

     Item 6
     ------

     Item 6 of the Schedule 13D is hereby amended by adding the following:

     The information set forth under the heading "Agreement to Purchase of Zero Coupon Convertible Subordinated Notes" in Item 4 is incorporated herein by reference.

     Pursuant to the Purchase Agreement, prior to the issuance of the Notes the Company and the Investors will enter into a Registration Rights Agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Company will grant certain "demand" and "piggyback" registration rights to the Investors with respect to the shares of Common


                               Page 20 of 31 Pages

Stock issuable upon conversion of the Notes and any additional shares of Common Stock acquired by the Investors. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the form of Registration Rights Agreement, a copy of which is set forth as Exhibit 5 and is incorporated herein by reference.

     Item 7
     ------

     Item 7 of the Schedule 13D is hereby amended to add the following:

     3. Securities Purchase Agreement, dated as of June 15, 1999, by and among the Company, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V., together with form of Note.

     4. Form of Registration Rights Agreement by and among the Company, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V.

     5. Joint Filing Agreement, dated June 17, 1999.


                               Page 21 of 31 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:  June 17, 1999                  WARBURG, PINCUS EQUITY
                                         PARTNERS, L.P.

                                       By: Warburg, Pincus & Co.,
                                           General Partner



                                       By: /s/ Stephen Distler
                                           -----------------------
                                           Stephen Distler
                                           Partner

Dated:  June 17, 1999                  WARBURG, PINCUS & CO.



                                       By: /s/ Stephen Distler
                                           -----------------------
                                           Stephen Distler
                                           Partner

Dated:  June 17, 1999                  E.M. WARBURG, PINCUS & CO., LLC



                                       By: /s/ Stephen Distler
                                           -----------------------
                                           Stephen Distler
                                           Member

Dated:  June 17, 1999                  WARBURG, PINCUS NETHERLANDS
                                         EQUITY PARTNERS I, C.V.

                                       By: Warburg, Pincus & Co.,
                                           General Partner



                                       By: /s/ Stephen Distler
                                           -----------------------
                                           Stephen Distler
                                           Partner


                               Page 22 of 31 Pages

Dated:  June 17, 1999                  WARBURG, PINCUS NETHERLANDS
                                         EQUITY PARTNERS II, C.V.

                                       By: Warburg, Pincus & Co.,
                                           General Partner



                                       By: /s/ Stephen Distler
                                           -----------------------
                                           Stephen Distler
                                           Partner

Dated:  June 17, 1999                  WARBURG, PINCUS NETHERLANDS
                                         EQUITY PARTNERS III, C.V.

                                       By: Warburg, Pincus & Co.,
                                           General Partner



                                       By: /s/ Stephen Distler
                                           -----------------------
                                           Stephen Distler
                                           Partner


                               Page 23 of 31 Pages

                                   SCHEDULE I

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and each of the members of E.M. Warburg, Pincus & Co., LLC ("EMW"). The sole general partner of Warburg, Pincus Equity Partners, L.P. ("WPEP") is WP. WP, EMW and WPEP are hereinafter collectively referred to as the "Reporting Entities." Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.


                             General Partners of WP



                                       Present Principal Occupation
                                       in Addition to Position with
                                       WP, and Positions with the
                                       Reporting Entities
                                       ----------------------------
Name


Joel Ackerman                          Managing Director and Member, EMW

Alvaro J. Aguirre                      Managing Director and Member, EMW

Harold Brown                           Senior Managing Director and Member, EMW

W. Bowman Cutter                       Managing Director and Member, EMW

Elizabeth B. Dater                     Managing Director and Member, EMW

Cary J. Davis                          Managing Director and Member, EMW

Stephen Distler                        Managing Director, Member and
                                       Treasurer, EMW

Harold W. Ehrlich                      Managing Director and Member, EMW

John L. Furth                          Managing Director and Member, EMW


                               Page 24 of 31 Pages

Stewart K.P. Gross                     Managing Director and Member, EMW

Patrick T. Hackett                     Managing Director and Member, EMW

Jeffrey A. Harris                      Managing Director and Member, EMW

William H. Janeway                     Managing Director and Member, EMW

Robert Janis                           Managing Director and Member, EMW

Douglas M. Karp                        Managing Director and Member, EMW

Charles R. Kaye                        Managing Director and Member, EMW

Henry Kressel                          Managing Director and Member, EMW

Joseph P. Landy                        Managing Director and Member, EMW

Sidney Lapidus                         Managing Director and Member, EMW

Kewsong Lee                            Managing Director and Member, EMW

Reuben S. Leibowitz                    Managing Director and Member, EMW

S. Joshua Lewis                        Managing Director and Member, EMW

David E. Libowitz                      Managing Director and Member, EMW

Brady T. Lipp                          Managing Director and Member, EMW

Stephen J. Lurito                      Managing Director and Member, EMW

Lynn S. Martin                         Managing Director and Member, EMW

Nancy Martin                           Managing Director and Member, EMW


                               Page 25 of 31 Pages

Edward J. McKinley                     Managing Director and Member, EMW

Rodman W. Moorhead III                 Senior Managing Director and Member, EMW

Maryanne Mullarkey                     Managing Director and Member, EMW

Howard H. Newman                       Managing Director and Member, EMW

Gary D. Nusbaum                        Managing Director and Member, EMW

Sharon B. Parente                      Managing Director and Member, EMW

Dalip Pathak                           Managing Director and Member, EMW

Lionel I. Pincus                       Chairman of the Board, CEO,
                                       and Managing Member, EMW; and
                                       Managing Partner, Pincus & Co.

Eugene L. Podsiadlo                    Managing Director and Member, EMW

Ernest H. Pomerantz                    Managing Director and Member, EMW

Brian S. Posner                        Managing Director and Member, EMW

Arnold M. Reichman                     Managing Director and Member, EMW

Roger Reinlieb                         Managing Director and Member, EMW

John D. Santoleri                      Managing Director and Member, EMW

Steven G. Schneider                    Managing Director and Member, EMW

Donald C. Schulteis                    Managing Director and Member, EMW

Sheila N. Scott                        Managing Director and Member, EMW


                               Page 26 of 31 Pages

Harold Sharon                          Managing Director and Member, EMW

Eugene J. Siembieda                    Managing Director and Member, EMW

Barbara Tarmy                          Managing Director and Member, EMW

James E. Thomas                        Managing Director and Member, EMW

Donna M. Vandenbulcke                  Managing Director and Member, EMW

John L. Vogelstein                     Vice Chairman of the Board and Member,
                                       EMW

Elizabeth H. Weatherman                Managing Director and Member, EMW

Pincus & Co.*

NL & Co.**






* New York limited partnership; its primary activity is ownership interest in WP and EMW.

** New York limited partnership; its primary activity is ownership interest in WP.


                               Page 27 of 31 Pages

                                 MEMBERS OF EMW
                                 --------------


                                       Present Principal Occupation
                                       in Addition to Position with
                                       EMW, and Positions with the
Name                                   Reporting Entities
----                                   ----------------------------

Joel Ackerman                          Partner, WP

Alvaro J. Aguirre                      Partner, WP

Harold Brown                           Partner, WP

W. Bowman Cutter                       Partner, WP

Elizabeth B. Dater                     Partner, WP

Cary J. Davis                          Partner, WP

Stephen Distler                        Partner, WP

P. Nicholas Edwards(2)                 Partner, WP

Harold W. Ehrlich                      Partner, WP

John L. Furth                          Partner, WP

Kyle F. Frey                           Partner, WP

Stewart K.P. Gross                     Partner, WP

Patrick T. Hackett                     Partner, WP

Jeffrey A. Harris                      Partner, WP

William H. Janeway                     Partner, WP

Robert Janis                           Partner, WP

Douglas M. Karp                        Partner, WP

Charles R. Kaye                        Partner, WP

Richard H. King(2)

Henry Kressel                          Partner, WP

Rajiv B. Lall(4)

Joseph P. Landy                        Partner, WP


                               Page 28 of 31 Pages

Sidney Lapidus                         Partner, WP

Kewsong Lee                            Partner, WP

Reuben S. Leibowitz                    Partner, WP

S. Joshua Lewis                        Partner, WP

Scott T. Lewis

David E. Libowitz                      Partner, WP

Brady T. Lipp                          Partner, WP

Stephen J. Lurito                      Partner, WP

John W. MacIntosh(1)                   Partner, WP

Lynn S. Martin                         Partner, WP

Nancy Martin                           Partner, WP

Edward J. McKinley                     Partner, WP

James McNaught-Davis(2)

Rodman W. Moorhead III                 Partner, WP

Maryanne Mullarkey                     Partner, WP

Howard H. Newman                       Partner, WP

Gary D. Nusbaum                        Partner, WP

Sharon B. Parente                      Partner, WP

Dalip Pathak                           Partner, WP

Lionel I. Pincus                       Managing Partner, WP; Chairman
                                       of the Board and CEO, EMW;
                                       Managing Partner, Pincus & Co.

Eugene L. Podsiadlo                    Partner, WP

Ernest H. Pomerantz                    Partner, WP

Brian S. Posner                        Partner, WP

Arnold M. Reichman                     Partner, WP

Roger Reinlieb                         Partner, WP

John D. Santoleri                      Partner, WP


                               Page 29 of 31 Pages

Steven G. Schneider                    Partner, WP

Donald C. Schulteis                    Partner, WP

Sheila N. Scott                        Partner, WP

Harold Sharon                          Partner, WP

Dominic H. Shorthouse(2)

Eugene J. Siembieda                    Partner, WP

Chang Q. Sun(3)

Barbara Tarmy                          Partner, WP

James E. Thomas                        Partner, WP

Donna M. Vandenbulcke                  Partner, WP

John L. Vogelstein                     Partner, WP

Elizabeth H. Weathermen                Partner, WP

Jeremy S. Young(2)

Pincus & Co.*





(1)  Citizen of Canada

(2)  Citizen of United Kingdom

(3)  Citizen of People's Republic of China

(4)  Citizen of India

* New York limited partnership; its primary activity is ownership interest in WP and EMW.


                               Page 30 of 31 Pages

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.    Description
-----------    -----------

   99.1 Securities Purchase Agreement, dated as of June 15, 1999, by and among the Company, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V., together with form of Note.

   99.2 Form of Registration Rights Agreement by and among the Company, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V.

   99.3        Joint Filing Agreement, dated June 17, 1999.


                               Page 31 of 31 pages